FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORISED COMPANY

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON FEBUARY 12TH 2015

1.           DATE, TIME AND PLACE: On February 12th, 2015, at 11:30 p.m., at the offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.           CONDUCTION OF THE MEETING: Chairman: Arnaud Strasser; Secretary:  Caio Machado Filho.

3.           CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Board of Directors attended the meeting, namely, Mr. Jean-Charles Naouri (p.p. Arnaud Strasser), Mr. Arnaud Strasser, Mr. Roberto Oliveira de Lima, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing e Mrs. Maria Helena dos Santos Fernandes Santana. Present, as guests, Mr. Ronaldo Jabrudi, Mr. Christophe Hidalgo and Mrs. Ana Paula Tarossi, Tatiane Vieira and simultaneous translators. Also present during part of the meeting, Mr. Líbano Barroso, Mr. Antonio Salvador, Mr. Marcelo Acerbi, Mr. Marcelo Simões Pato and Mr. Eduardo Tenório and Mr. Edimar Faco, representatives of Deloitte, and the Coordinator of the Audit Committee, Mr. Nelson Carvalho.

4.           AGENDA: (i) Report of the Coordinator of the Audit Committee about the Financial Statements referred to the fiscal year ended in December 31st, 2014 (ii) Analysis, discussion and deliberation about the Financial Statements referred to the fiscal year ended in December 31st, 2014, which are followed by the Management Report and the Memorandum of the Independent Auditors, as submitted to the Audit Committee; (iii) Analysis, discussion and deliberation, under the Company’s Policy for Transactions with Related Parties, of the following transactions (iii.1) Corrective and Evolutionary Maintenance and Support Provision of Services Agreement to be entered into between E-Hub Consultoria, Participações e Comércio S.A. and the Company; and (iii.2) Agreement Term to be entered into between Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento, Sé Supermercados Ltda., Sendas Distribuidora S.A. and the Company to access the customer base of GPA;  (iv) Analysis, discussion and deliberation of the issuance of shares related to the stock option plan of the Company and the related increase of share capital, as submitted to the Financial Committee; and (v) Analysis, discussion and deliberation of the proposal to modify the Policy for Transactions with Related Parties.

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5.           RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and unanimously approved the following resolutions:

5.1. Mr. Nelson Carvalho reported the controls tools already implemented by the Company and the recommendations made by the Audit Committee contained in “Full Report of the Audit Committee - Exercise 2014” presented. With regard to the Financial Statements for the fiscal year ended December 31, 2014 reported that, according to the Audit Committee, they are able to be approved by the Board of Directors, and was accompanied by representatives of Deloitte, which also reported an opinion without any restriction.

5.2. Mr. Christophe Hidalgo made presentation on the Company's Financial Statements for the year ended 2014, including sales performance, results, cash flows, working capital and debt. The board members discussed the submitted information and, according to the Independent Auditors' Report and Opinion of the Audit Committee decided to approve unanimously and without reservations, the financial statements and the Management Report for the fiscal year ended in 2014.

5.3.            In view of the recommendation of the Audit Committee, the Board of Directors decided, by unanimous votes given and with the abstention of Mrs. Maria Helena dos Santos Fernandes Santana as to item (ii) below, and in accordance with Related Party Transactions Policy of the Company, to approve the execution (i) Corrective and Evolutionary Maintenance and Support Provision of Services Agreement to be entered into between E-Hub Consultoria, Participações e Comércio S.A. and the Company; (ii) Agreement Term to be entered into between Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento, Sé Supermercados Ltda., Sendas Distribuidora S.A. and the Company to access the customer base of GPA; and (iii) to authorize the Executive Board to take all necessary steps to implement the resolutions approved herein .

5.4        The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 and May 09th, 2014 (together “Plans”), and decided unanimously the following:

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5.4.1.   In view of the exercise of A6 Silver and Gold, A7 Silver and Gold, B1 and C1 Series of the Plan, approve, according to  do Financial Committee recommendations and observing the limit of the authorized capital of the Company, as set forth in Article 6 of the By-Laws, the capital increase of the Company in the amount of R$937.789,77 (nine hundred and thirty seven thousand, seven hundred eighty nine reais and seventy seven cents), upon the issuance of 21.875 (twenty one hundred, eight hundred and seventy-five) preferred shares, being:

(i) 4.549 (four Thousand, five hundred and forty nine) preferred shares, at the issuance price of R$64,13 (sixty four reais e thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$ 291.727,37 (two hundred ninety one thousand, seven hundred and twenty-seven reais and thirty seven cents), in connection with the exercise of A6 Silver Series;

(ii) 4.548 (four thousand, five hundred forty eight) preferred shares, at the issuance price of R$0,01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$45,48 (forty-five reais and forty eight cents), in connection with the exercise of A6 Gold Series;

(iii) 4.964 (four thousand, nine hundred sixty-four) preferred shares, at the issuance price of R$ 80,00 (eighty reais) per share, determined in accordance with the Plan, in the total amount of R$ 397.120,00 (three hundred ninety seven thousand and one hundred and twenty reais), in connection with the exercise of A7 Silver Series;

(iv) 4.961 (four thousand, nine hundred sixty one) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$ 49,61 (forty-nine reais and one cent) in connection with the exercise of A7 Gold Series;

(v) 465 (four hundred sixty-five) preferred shares, at the issuance price of R$99,19 (ninety nine reais and nineteen cents) per share, determined in accordance with the Plan, in the total amount of R$46.123,35 (forty-six thousand , one hundred and twenty three reais and thirty-five cents), in connection with the exercise of B1 Series;

(vi) 275 (two hundred seventy-five) preferred shares, at the issuance price of R$88,78 (eighty-eight reais and seventy-eight cents) per share, determined in accordance with the Plan, in the total amount of R$24.414,50 (twenty-four thousand, four hundred and fourteen reais and fifty cents), in connection with the exercise of B1 Series;

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(vii) 460 (four hundred and sixty) preferred shares, at the issuance price of R$88,58 (eighty eight reais and fifty-eight cents) per share, determined in accordance with the Plan, in the total amount of R$40.746,80 (forty thousand, seven hundred and forty six reais and eighty cents), in connection with the exercise of B1 Series; and

(viii) 1.653 (thousand, six hundred fifty three) preferred shares, at the issuance price of R$ 83, 22 (eighty-three reais and twenty two cents) per share, determined in accordance with the Plan, in the total amount of R$137.562,66 (one hundred thirty-seven thousand, five hundred and sixty-two reais and sixty six cents), in connection with the exercise of C1 Series.

In accordance with the Company’s Charter, the preferred shares issued as a consequence of the capital increase shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, including the right to full dividends related to the fiscal year ended in 2014.

5.4.2.       Consequently, the Company’s share capital shall pass from R$ 6,791,980,012.06 (six billion, seven hundred ninety one million, nine hundred and eighty thousand, twelve reais and six cents) to R$ 6,792,917,801.83 (six billion, seven hundred ninety two million, nine hundred and seventeen thousand, eight hundred and one reais and eighty three cents) fully subscribed and paid, divided into 265,305,183 (two hundred sixty five million, three hundred and five thousand, one hundred eighty-three) shares with no par value, considering 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 165,625,332 (one hundred sixty five million six hundred twenty five thousand, three hundred thirty-two) of which are preferred shares.

5.5.            Mr. Marcelo Acerbi presented the main aspects of the proposed policy, and the board members decided to approve unanimously, as recommended by the Corporate Governance Committee, the Policy for Related Party Transactions of the Company.

6.                DOCUMENTS ATTACHED: All the presentations and Support Documents used in the meeting were attached hereto.

7.           APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 12th of February 2015. Signatures: Chairman: Arnaud Strasser; Secretary: Caio Machado Filho. Mr. Jean-Charles Naouri (p.p. Arnaud Strasser), Mr. Arnaud Strasser, Mr. Roberto Oliveira de Lima, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

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Caio Machado Filho

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 13, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.